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                               January 28, 2021

       Charles Jones
       Managing Member and Chief Executive Officer
       Opening Night Enterprises, LLC
       80 W. Sierra Madre Blvd, Suite 141
       Sierra Madre, CA 91024

                                                        Re: Opening Night
Enterprises, LLC
                                                            Post-Qualification
Amendment No. 6 to
                                                            Offering Statement
on Form 1-A
                                                            Filed January 11,
2020
                                                            File No. 024-10712

       Dear Mr. Jones:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment Filed January 11, 2020

       Exhibits

   1. Please file your agreement with Kristin Chenoweth evidencing her agreement to serve in the capacities
described in the offering circular. Refer to Item 17(6) of Part III of Form 1-
                                                        A. If you have no
written agreement with Ms. Chenoweth, please disclose this
                                                        prominently and
throughout your offering circular, and provide related risk factor disclosure. In this
regard we note that she has not signed your LLC Operating Agreement or the offering
statement.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Charles Jones
Opening Night Enterprises, LLC
January 28, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584
with any questions.



                                                          Sincerely,
FirstName LastNameCharles Jones
                                                          Division of
Corporation Finance
Comapany NameOpening Night Enterprises, LLC
                                                          Office of Trade &
Services
January 28, 2021 Page 2
cc:       Ryan J. Lewis, Esq.
FirstName LastName